
                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of March, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street East Toronto, Ontario, M5A 4L9
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F    X        Form 40-F
                        ---------             ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes                         No     X
                         ---------                  ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  3-15-01                      By:  /s/ Sandra J. Hall
      -------------------              --------------------------------------
                                       Sandra J. Hall, Director and Secretary
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             MESSAGE BOARD AGGREGATION COMES TO INVESTORLINKS.COM
              The most comprehensive financial directory on the
                         web expands product offering


Charlottesville, VA - November 29, 2000 - InvestorLinks.com Inc. (OTC BB: IVLKF) is pleased to announce that it has formed a partnership with WallStreetTape.com to provide Message Board Aggregation to its feature-packed financial website.
InvestorLinks.com users will be able to access the top posts from the most active investment message boards on the Internet. The tool is being launched today.

"The innovation of the all-in-one message boards is in line with our commitment to providing online investors with the most useful tools available anywhere," said George Stubos, Executive Vice President of InvestorLinks.com. "This new feature is the first such system to include the BullBoards, InvestorLinks.com own message boards syndicated from our partner StockHouse.com, as well as the other top investment message boards." The InvestorLinks.com Aggregated Message
Boards Tool is now live and available at:
http://www.investorlinks.com/tools.htm.

Jerry Tyliczka, CEO of WallStreetTape.com added, "We are proud to be associated with the premier financial directory on the web today, InvestorLinks.com. With the WallStreetTape Message Board Aggregator, InvestorLinks users will have a clean and easy to use interface to access up-to-the minute `word on the street' information from other market participants."

ABOUT WALLSTREETTAPE.COM

WallStreetTape is an easy-to-use gateway to the most comprehensive financial information on the Internet. The company provides a vast array of free financial information such as real-time market coverage, stock quotes and commentary, company research, information on bonds futures and IPOs, interactive charting, All-In-One Message Board search, All-In-One news search, and an extremely powerful NASDAQ short interest search tool.

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online
Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 200,000 users per month. The Company is currently expanding its business model to provide its proprietary financial directory template as a value-added service to member news organizations and Financial Service Providers.

Investorlinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding. The Company's stock trades on the NASD
Bulletin Board under the symbol "IVLKF".

FOR FURTHER INFORMATION:

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Investor Information        Investor Information        Corporate Information         Corporate Information
------------------------    ----------------------      ------------------------     -------------------------
The Investor Relations      Pier Group Marketing        George Stubos, Director      WallStreetTape.com
 Group                      Phone:  1-888-270-8586      InvestorLinks.com Inc.       Jerry Tyliczka, CEO
Phone:  1-800-444-9214      www.thepiergp.com           Phone:  1-804-817-7770       admin@wallstreettaple.com
www.irgnews.com             info@thepiergp.com          www.investorlinks.com        -------------------------
------------------------    ----------------------      ------------------------
investorlinks@invrel.com                                stubos@investorlinks.com
------------------------                                ------------------------

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.